DELIVERING VALUE

FIRST QUARTER REPORT 2001

CORPORATE PROFILE

Vitran Corporation provides a range of premium freight and distribution services and solutions in the United States and Canada. Vitran’s backbone is its less-than-truckload (LTL) networkthatstretchesacrossCanadaandcovers18midwestU.S.states.Covera geextendsto another 22 states through strategic partnerships. Vitran Logistics provides additional comprehensive distribution solutions that range from special inventory consolidations to responsibilityforthecompletedistributionfunction,includingtheprovis ionoffacilities.Vitran also provides same-day/next-dayTuckload service, as well as Intermodal and Highway Brokerage. These services are provided by over 3,000 employees and associates located at more than 100 facilities and offices throughout North America. Vitran’s fleet consists of over 5,000 tractors and trailing equipment operated by 1,500 drivers and owner/operators.

In summary we provide:
• Less-than-truckload (LTL) • Logistics	• Truckload (TL) • Intermodal & Highway Brokerage

REPORT TO SHAREHOLDERS

FIRST QUARTER 2001
For the period ended March 31, 2001

MANAGEMENT DISCUSSION AND ANALYSIS

This report contains forward-looking information with respect to Vitran’s operations and future financial results. Actual results may differ from expected results for a variety of reasons including factors discussed in the Company’s Management Discussion and Analysis section of Vitran’s 2000 Annual Report.

Overview

The consolidated results for the first quarter of 2001 were very disappointing, especially after previously reporting four consecutive years of record earnings. While several business units performed quite well considering the impact of the sudden economic slowdown, others experienced below-plan performance.

Vitran Corporation Inc. reported its first quarter results on April 27, 2001 with a press release and held an open conference call at 10:00 a.m. the same day.

Vitran’s website at www.vitran.com now offers a replay of the conference call for 90 days, as well as e-alerts. Register e-alerts now and receive Vitran’s news as it is released.

Consolidated Results for First Quarter of 2001

Vitran’s revenue increased 1.7% to $125.2 million for the first quarter of 2001 compared to $123.0 million for the first quarter of 2000. The increase can be attributed to growth from the Vitran Distribution System offset by a decline in the Environmental Services division.

Gross profit margin declined $3.4 million or 17.0% for the first quarter of 2001 compared to the same quarter in 2000. The decline is a result of an increase in operating expenses of 5.4% or $5.6 million for the comparative quarters.

Selling, general and administrative (SG&A) expense increased $0.9 million and as percentage of revenue from 10.3% to 10.8% for the first quarter of 2000 compared to the first quarter of 2001.

Earnings before interest, taxes, depreciation and amortization (EBITDA) dropped to $3.2 million in the first quarter of 2001 from $7.5 million in the first quarter of 2000. Depreciation and amortization expense as a percentage of revenue for the two comparative quarters remained unchanged at 2.7%. The consolidated operating ratio increased from 96.6% in the first quarter of 2000 to 100.0% for the first quarter of 2001.

Interest expense net of interest income for the first quarter of 2001 was consistent with the first quarter of 2000 at $1.9 million. Given the decline in gross margin, increase in SG&A expense, consistent depreciation and amortization expense and a static interest expense, the Company incurred a net loss of $1.3 million for the quarter compared to net income of $1.6 million for the same quarter in 2000.

Basic loss per share for the first quarter of 2001 was $0.13 compared to earnings of $0.16 per share in 2000 and fully diluted loss per share was $0.13 versus earnings of $0.15 per share in 2000.

REPORT TO SHAREHOLDERS

SEGMENTED RESULTS

Vitran Distribution System

The less-than-truckload (LTL) operation is Vitran’s largest segment and core operation representing more than 70% of revenue and traditionally a greater percentage of operating profit. The sudden and unexpected economic slow down occurred in both Canada and the United States, however it was more severe in the US. Most of the public operators in the LTL business reported similar declines in business activity. Severe weather at the beginning of the quarter also contributed to the operating challenges.

Our Canadian LTL business performed very well under the circumstances and made the necessary adjustments to maintain profitability in response to a slowing economy. Revenues increased 1.2% compared with the previous year. The number of shipments handled decreased 4.8% and the total tonnage decreased 10.1% during the first quarter of 2001.

Our US LTL operation experienced a more difficult economic environment and recorded an operating loss. Revenues decreased 2.3% when compared with the same period in 2000. Shipments handled during the first period decreased 6.2% and total tonnage decreased as well by 7.4%. Vitran Express did not respond as well as it should have to mitigate the impact from the sudden change in revenue and activity patterns.

The reasons for the under-plan performance at US LTL have been identified by management and aggressive action is being taken to restore performance. We have and are continuing to make management and operating changes designed to improve profitability and productivity without altering the service.

Revenue in the LTL business unit grew by $2.5 million, or 2.8%, from $90.5 million to $93.0 million. Operating income declined to $1.1 million from $4.3 million in the same period a year ago. As a result, the operating ratio increased to 98.8% compared to 95.2% in the first quarter of 2000.

Revenues in the Logistics and Brokerage division increased from $13.5 million to $14.8 million in the first quarter of 2001 compared to the same quarter in 2000. The Logistics unit continued to perform very well increasing both revenues and income from operations for the comparative quarters as it realized the benefits of increased business. During the first quarter the Logistics group successfully opened an 80,000 square foot dedicated flow through facility in Canada that is already producing gains for the client. Despite the revenue improvements made by the Intermodal & Highway Brokerage unit, its operating loss offset the achievements of the Logistics unit.

Vitran’s Truckload (TL) business responded quite well to the economic slowdown and the softening of demand for service from its traditional customer base. Revenue for the U.S. TL division increased in the first quarter of 2001 by 4.7% to $12.1 million compared to $11.6 million in the first quarter of 2000. Although the revenue per load was up 6.2%, the total number of loads fell 6.5%, coupled with higher fuel costs and higher insurance expense. Operating income declined to $0.5 million from $0.6 million for the quarter in the previous year.

Environmental Services Group

Operating results from our non-core recycling business were very disappointing. The Environmental Services division recorded revenue of $5.3 million for the quarter compared to $7.5 million for the same quarter in 2000. The decline in revenue together with high costs associated with increased capacity decreased the operating income from $0.1 million for the first quarter of 2000 to an operating loss of $0.6 million for the first quarter of 2001. Management of this unit is working very hard to increase the volumes and every strategic alternative that can improve the situation is being reviewed.

REPORT TO SHAREHOLDERS

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations before non-cash working capital changes generated $2.1 million for the quarter compared to $4.9 million for the first quarter of 2000. The decline reflects the reduction in the year-over-year net income.

Non-cash working capital consumed $2.7 million versus $3.7 million in the first quarter of 2000.

At March 31, 2001 interest bearing debt as a percentage of total capital was 49.3% compared with 48.6% at December 31, 2000.

Capital expenditures for the first quarter of 2001 amounted to $1.4 million compared to $2.1 million for the same quarter last year. Information technology expenditures represented the largest category of expenditures at $0.8 million for the first quarter of 2001. Management expects that the existing working capital, together with the available revolving facilities, will be sufficient to fund the operating, capital, and principal debt repayment requirements of the Company for the remainder of 2001.

ANNUAL MEETING

The 14th annual meeting of Vitran Corporation was held in Toronto on May 3, 2001. All circulated resolutions were passed and Carl Cook, Mark Curry, Rick Gaetz, Albert Gnat, Anthony Griffiths, Richard McGraw and Graham Savage were re-elected to the Board of Directors.

DIVIDEND

A semi-annual dividend of $0.035 was announced payable June 30, 2001 to shareholders of record June 14, 2001.

OUTLOOK

The Canadian and U.S. economies both grew by approximately 5% in 2000, with most of the growth occurring in the first half of the year. As the economies started slowing down in the last quarter of 2000, so did the level of freight activity. In the first quarter of 2001, the decrease in freight activity was more pronounced. The near-term outlook for economic growth is for a lower growth than 2000 with a possible upturn in the final part of the current year.

All Vitran business units are soliciting new business and making appropriate adjustments to improve performance including cost containment, investment in productivity enhancing technology and human resources in order to address the challenges of slower economic growth and restore financial performance to historical levels.

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s 2000 Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited)
(In thousands of Canadian dollars except for per share amounts)

	Three months	Three months
	ended Mar. 31,	ended Mar. 31,
	2001	2000

Revenue	$125,165	$123,022
Operating Expenses	108,489	102,932

Gross Profit	16,676	20,090
Selling, general and administrative expenses	13,504	12,608

Income from operations before depreciation and amortization	3,172	7,482
Depreciation and Amortization	3,397	3,302

Income (loss) from operations	(225)	4,180
Net interest expense	1,956	1,921
Gain/(loss) on sale of fixed assets	128	(21)

	2,084	1,900
Income (loss) before income taxes and minority interest	(2,053)	2,238
Income taxes (recovery)	(723)	654

Income before minority interest	(1,330)	1,584
Minority interest	40	11

Net (loss) income	$(1,290)	$1,595

Retained earnings, beginning of period	$41,462	$32,873

Retained earning end of period	$40,172	$34,468

Earnings per share:
Basic	$(0.13)	$0.16
Fully diluted	$(0.13)	$0.15

BALANCE SHEETS

(Unaudited)
(In thousands of Canadian dollars except for per share amounts)

	Three months	Three months
	ended Mar. 31,	ended Mar. 31,
	2001	2000

Assets
Current Assets:
Accounts receivable	$65,830	$65,810
Inventory, deposits and prepaid expenses	8,094	6,896
Income taxes recoverable	4,859	547

	78,784	73,253
Fixed assets, net of accumulated depreciation	63,047	63,596
Goodwill, net of accumulated amortization	76,682	73,000

	$218,513	$209,849

Liabilities and Shareholders’ Equity
Current Liabilities:
Bank indebtedness	$1,800	$4,045
Accounts payable and accrued liabilities	48,437	47,512
Income and other taxes payable	4,320	1,333
Current portion of long-term debt	20,477	15,095

	75,034	67,985
Long-term debt	57,958	65,944
Future income taxes	2,258	3,261
Minority interest	556	634
Shareholders’ equity:
Capital stock	38,837	38,808
Retained earnings	40,172	34,468
Cumulative translation adjustment	3,697	(1,252)

	82,706	72,024

	$218,513	$209,849

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)
(In thousands of Canadian dollars except for per share amounts)

	Three months	Three months
	ended Mar. 31,	ended Mar. 31,
	2001	2000

Cash provided by (used in):
Operations:
Net (loss) income	$(1,290)	$1,595
Items not involving cash from operations:
Depreciation and amortization	3,397	3,302
Future income taxes	209	7
Loss (Gain) on sale of fixed assets	(128)	21
Minority interest	(40)	(11)

	2,148	4,913
Change in non-cash working capital components	(2,687)	(3,732)

	(539)	1,181
Investments:
Purchase of fixed assets	(1,390)	(2,140)
Proceeds on sale of fixed assets	1,036	130

	(354)	(2,009)
Financing:
Repayment of long-term debt	(136)	(322)
Issue of long-term debt	4,092	43
Issue (repurchase) of Class A voting shares	—	(463)

	3,956	(742)
Effect of translation adjustment on cash	(2,068)	11

Increase (Decrease) in cash position	995
Cash position, end of period	(2,795)	(1,559)
		(2,486)

	$(1,800)	$(4,045)

Change in non-cash working capital components:
Accounts receivable	$(3,543)	$(5,113)
Inventory, deposits and prepaid expenses	1,527	(1,673)
Income and other taxes recoverable/payable	(2,559)	(313)
Accounts payable and accrued liabiltities	1,889	3,367

	(2,687)	(3,732)

NOTES

1.   ACCOUNTIING POLICIES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. The interim consolidated financial statements should read in conjunction with the Company’s annual consolidated financial statements included in the 2000 Annual Report.

2.   COMPARATIVE FIGURES

Certain of the 2000 figures presented for comparative purposes have been reclassified to conform with presentation adopted for 2001.

NOTES

3.   SEGMENTED INFORMATION

	VITRAN DISTRIBUTION SYSTEM

Three months ended	Less-than-		Logistics &		Environmental	Corporate	Consolidated
March 31, 2001	truckload	Truckload	intermodal	Total	services	office & other	totals

Revenue	$92,998	$12,124	$14,759	$119,881	$5,284	$—	$125,165
Operating, selling, general & administrative expenses	89,139	11,398	14,662	115,199	5,636	1,158	121,993

Income (loss) from operations before depreciation & amortization	3,859	726	97	4,682	(352)	(1,158)	3,172
Depreciation & amortization	2,763	251	107	3,121	240	$36	3,397

Income (loss) from operations	$1,096	$475	$(10)	$1,561	$(592)	$(1,194)	$(225)

Interest expense, net							1,956
Other items, net							(168)
Income taxes							(723)

Net income							(1,290)

SEGMENTED INFORMATION	VITRAN DISTRIBUTION SYSTEM

Three months ended	Less-than-		Logistics &		Environmental	Corporate	Consolidated
March 31, 2000	truckload	Truckload	intermodal	Total	services	office & other	totals

Revenue	$90,496	$11,582	$13,483	$115,561	$7,461	$—	$123,022
Operating, selling, general & administrative expenses	83,377	10,700	13,355	107,432	7,225	883	115,540

Income (loss) from operations before depreciation & amortization	7,119	882	128	8,130	236	(883)	7,482
Depreciation & amortization	2,794	254	103	3,151	117	34	3,303

Income (loss) from operations	$4,326	$628	$25	$4,979	$118	$(917)	$4,180

Interest expense, net							1,921
Other items, net							10
Income taxes							654

Net income							1,595

CORPORATE DIRECTORY

Directors

Carl J. Cook
Decisions Resources LLC

G. Mark Curry
President
Revmar Inc.

Rick E. Gaetz
President & Chief Operating Officer
Distribution Systems
Vitran Corporation Inc.

Albert Gnat, Q.C.
Senior Partner
Lang Michener

Anthony F. Griffths
Independent Consultant
and Corporate Director

Richard D. McGraw President & Chief Executive Officer
Vitran Corporation Inc.

Graham W. Savage
Managing Director
Savage Walker Capital Inc.

Corporate Officers

Anthony F. Griffths
Chairman

Albert Gnat, Q.C.
Vice Chairman
Richard D. McGraw
President & Chief Executive Officer

Rick E. Gaetz
President & Chief Operating Officer
Distribution Systems

Kevin A. Glass
Vice President Finance &
Chief Financial Officer	Corporate Executive Office

Vitran Corporation Inc.
70 University Avenue
Suite 350
Toronto, Ontario
Canada M5J 2M4
Tel: (416) 596-7664
Fax: (416) 596-8039

Distribution System

Vitran Canada LTL
Vitran Logistics
751 Bowes Road
Concord, Ontario
Canada L4K 5C9
Tel: (416) 798-4965
Fax: (416) 798-4753

United States LTL Office
Vitran Express, Inc.
6500 East 30th Street
Indianapolis, Indiana
U.S.A. 46219
Tel: (317) 803-6400
Fax: (317) 543-1230

United States Truckload Office
Frontier Transport Corporation
1560 W. Raymond Street
Indianapolis, Indiana
U.S.A. 46221
Tel: (317) 636-1641
Fax: (317) 634-0321

United States Intermodal Office
The Freight Connection Inc.
9870 Highway 92, Suite 110
Woodstock, Georgia (Atlanta)
U.S.A. 30188
Tel: (770) 517-7744
Fax: (770) 517-4774

Environmental Services

ETL Recycling Services Inc.
12345-104th Avenue
Surrey, British Columbia
Canada V3V 3H2
Tel: (604) 589-4385
Fax: (604) 589-7833